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                                                               393 Mathew Street
                                                           Santa Clara, CA 95050
                                                                  (408) 727-9169

June 5, 1998

DEAR SIGMA CIRCUITS, INC. STOCKHOLDER:

We are pleased to inform you that on June 1, 1998, Sigma Circuits, Inc. ("Sigma") entered into an agreement with Tyco International Ltd. ("Tyco") and T10 Acquisition Corp., a wholly owned subsidiary of Tyco ("Purchaser"), which provides for the acquisition of Sigma by means of a cash tender offer and a subsequent merger.

As the first step of this acquisition, Purchaser is making a cash tender offer for any and all outstanding shares of Sigma's common stock (the "Shares") at a price of $10.50 per Share, net to the seller in cash. Subject to certain conditions, Purchaser and Sigma will be merged subsequent to the completion of the tender offer, and the remaining outstanding Shares will be converted into the right to receive $10.50 per Share.

YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF SIGMA'S STOCKHOLDERS AND RECOMMENDS THAT EVERY STOCKHOLDER OF THE COMPANY ACCEPT THE TENDER OFFER AND TENDER HIS OR HER SHARES.

In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the opinion of J.C. Bradford & Co., L.L.C., the Company's financial advisor, to the effect that the consideration to be received by the stockholders pursuant to the offer and the merger is fair to such holders from a financial point of view.

In addition to the attached Schedule 14D-9, also enclosed with this letter is the Purchaser's Offer to Purchase, dated June 5, 1998, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. The Offer to Purchase and the Letter of Transmittal set forth in detail the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully.

If you desire assistance in completing the Letter of Transmittal or tendering your Shares, please call Morrow & Co., Inc., the Information Agent, collect at
(212) 754-8000 or call toll-free at (800) 566-9061.

                                          Very truly yours,

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                                          B. KEVIN KELLY
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER